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                                FUTUREONE, INC.
                             4250 E. Camelback Road
                                  Suite K-192
                               Phoenix, AZ 85018
                                 (602) 852-9725



                                        September 17, 1999


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  FutureOne, Inc.
          Registration Statement on Form 10-SB
          File No. 000-26791

Ladies and Gentlemen:

     FutureOne, Inc. (the "Company") hereby elects to withdraw its Form 10-SB Registration Statement (the "Registration Statement") filed with the Securities and Exchange Commission on July 22, 1999. Please accept this letter as evidence of the formal withdrawal of the Registration Statement. The Company intends to re-file a Form 10-SB Registration Statement within the next several weeks.

     If you have any questions, please contact Brian Dolasinski, Esq., counsel to the Company, at (602) 528-4004 or the undersigned.

                                        Very truly yours,

                                        /s/ Earl J. Cook

                                        Earl J. Cook
                                        Chief Financial Officer